EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the nine months ended October 31, 2017 and 2016

(Expressed in Canadian Dollars)

(Unaudited)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The Condensed Consolidated Interim Financial Statements of Coral Gold Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards, and reflect management’s best estimates and judgment based on information currently available.

Management has developed, and is maintaining, a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at October 31, 2017, and for the periods ended October 31, 2017 and 2016, have not been audited or reviewed.

“David Wolfin”	“Malcolm Davidson”

David Wolfin President & CEO December 21, 2017	Malcolm Davidson, CPA, CA Chief Financial Officer December 21, 2017

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CORAL GOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Financial Position (Expressed in Canadian dollars)

	Note	October 31, 2017	January 31, 2017
		(Unaudited)
Assets
Current Assets
Cash and cash equivalents		$19,047,518	$54,847
Other amounts receivable		57,197	5,693
Prepaid expenses		41,281	13,177
		19,145,996	73,717

Exploration and Evaluation Assets	5	192,017	19,258,358
Property and Equipment	6	90,885	92,488
Royalty Receivable	7	3,667,843	-
Investments	8	53,506	133,195
Reclamation Bonds	9	-	83,277
Total Assets		$23,150,247	$19,641,035

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		$62,148	$76,923
Amounts payable to related parties	11b	33,534	114,322
		95,682	191,245

Reclamation Provision	12	-	559,257
Deferred Tax Liability		1,043,000	1,043,000
Total Liabilities		1,138,682	1,793,502

Equity
Share Capital	10	44,570,331	45,495,382
Equity Reserves		1,149,766	1,071,804
Accumulated Other Comprehensive Income		16,199	81,077
Accumulated Deficit		(23,735,051)	(28,811,050)
Equity Attributable to Equity Holders of the Company		22,001,245	17,837,213
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		22,011,565	17,847,533
Total Liabilities and Equity		$23,150,247	$19,641,035

Commitments – Note 13

Subsequent Events – Note 18

Approved by the Board of Directors on December 21, 2017:

/s/ David Wolfin Director	/s/ Gary Robertson Director

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Operations & Comprehensive Income (Loss)

For the three and nine months ended October 31, 2017 and 2016

(Expressed in Canadian dollars) (Unaudited)

		Three months ended October 31,		Nine months ended October 31,
	Note	2017	2016	2017	2016

Operating and Administrative Expenses (Recovery)
Consulting fees		$34,500	$15,415	$72,500	$17,915
Depreciation		535	552	1,603	1,655
Directors' fees		11,250	4,500	22,500	13,500
Finance costs	12	(134)	4,580	6,833	13,550
Investor relations		18,212	29,759	56,187	84,557
Listing and filing fees		37,418	8,385	59,162	21,174
Management fees		18,000	7,500	136,500	22,500
Office and miscellaneous		4,370	9,590	25,236	29,569
Professional fees		(12,569)	44,231	159,634	91,102
Salaries and benefits		28,435	24,674	129,828	68,052
Share-based payments		-	845	565,250	71,775
Travel		14,658	7,478	24,514	12,799
		154,675	157,509	1,259,747	448,148

Loss Before Other Items		(154,675)	(157,509)	(1,259,747)	(448,148)

Other Items
Gain (Loss) on sale of mineral property	4	(496,268)	-	6,045,947	-
Gain on sale of investment	8	-	-	87,320	-
Finance Income	7	45,052	-	72,058	-
Foreign exchange gain (loss)		1,141,738	(1,171)	(137,010)	8,819
Net Income (Loss)		535,847	(158,680)	4,808,568	(439,329)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on marketable securities	8	(2,532)	(15,070)	(64,878)	47,756
Total Comprehensive Income (Loss)		$533,315	$(173,750)	$4,743,690	$(391,573)
Income (Loss) Per Share (Basic and Diluted)		$0.01	$(0.00)	$0.10	$(0.01)
Weighted Average Number of Common Shares Outstanding		46,860,359	48,848,448	47,665,922	48,243,872

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-Controlling Interest	Total Equity

Balance, January 31, 2016		47,825,337	$45,367,275	$663,720	$422,326	$1,086,046	$40,628	$(27,829,911)	$10,320	$18,674,358
Common shares issued for cash:
Exercise of stock options		25,000	10,250	(4,250)	-	(4,250)	-	-	-	6,000
Exercise of warrants		1,000,000	150,000	-	(50,000)	(50,000)	-	-	-	100,000
Share-based payments		-	-	71,775	-	71,775	-	-	-	71,775
Unrealized gain on investment in securities, net of tax	8	-	-	-	-	-	47,756	-	-	47,756
Net loss for the period		-	-	-	-	-	-	(439,329)	-	(439,329)
Balance, October 31, 2016		48,850,337	$45,527,525	$731,245	$372,326	$1,103,571	$88,384	$(28,269,240)	$10,320	$18,460,560

Balance, January 31, 2017		48,850,337	$45,495,382	$667,335	$404,469	$1,071,804	$81,077	$(28,811,050)	$10,320	$17,847,533
Common shares issued for cash:
Exercise of stock options	10d	510,000	249,210	(98,610)	-	(98,610)	-	-	-	150,600
Exercise of warrants	10c	2,490,000	374,747	-	(121,247)	(121,247)	-	-	-	253,500
Share-based payments		-	-	565,250	-	565,250	-	-	-	565,250
Common shares acquired and cancelled for:
Sale of mineral property	4	(4,150,000)	(1,411,000)	-	-	-	-	-	-	(1,411,000)
Normal Course Issuer Bid	4	(385,000)	(138,008)	-	-	-	-	-	-	(138,008)
Transfer of expired options and warrants		-	-	(257,431)	(10,000)	(267,431)	-	267,431	-	-
Unrealized loss on investment in securities, net of tax	8	-	-	-	-	-	(64,878)	-	-	(64,878)
Net income for the period		-	-	-	-	-	-	4,808,568	-	4,808,568
Balance, October 31, 2017		47,315,337	$44,570,331	$876,544	$273,222	$1,149,766	$16,199	$(23,735,051)	$10,320	$22,011,565

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

		Nine months ended October 31,
	Note	2017	2016

CASH PROVIDED BY (USED IN):

Operating Activities
Net income (loss)		$4,808,568	$(439,329)
Adjustments for non-cash items:
Depreciation		1,603	1,655
Foreign exchange (gain) loss		(507,452)	(22,543)
Finance costs		6,833	13,550
Gain on sale of investments		(87,320)	-
Gain on sale of mineral property		(6,045,947)	-
Share-based payments		565,250	71,775
		(1,258,465)	(374,891)

Net change in non-cash working capital	16	(174,253)	(60,459)

		(1,432,718)	(435,350)

Investing Activities
Expenditures on exploration and evaluation assets		(83,047)	(84,300)
Proceeds on sale of mineral property		20,056,966	-
Proceeds on sale of investments		102,131	-
Decrease in reclamation bond		83,277	-
		20,159,327	(84,300)

Financing Activities
Issuance of shares for cash, net		266,092	106,000
		266,092	106,000

Effect of exchange rate fluctuations on cash and equivalents		(30)	(745)

Net increase (decrease) in cash and equivalents		18,992,671	(414,395)
Cash and cash equivalents, beginning of period		54,847	599,964
Cash and cash equivalents, end of period		$19,047,518	$185,569

Supplementary Cash Flow Disclosures
Cash paid during the period for:
Interest expense		$-	$-
Income taxes		$-	$-
Expenditures on exploration and evaluation assets included in amounts payable to related parties, net		$-	$3,162
Expenditures on mineral properties included in accounts payable, net		$8,840	$21,374

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

1. NATURE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company’s common shares are traded on the TSX-V, OTCQX, and the Frankfurt Stock Exchange.

The business of mining and exploring for minerals involves a high degree of risk, and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

2. BASIS OF PRESENTATION

Foreign Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the Company’s functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in net loss for the period.

The preparation of these Condensed Consolidated Interim Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the Condensed Consolidated Interim Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the nine months ended October 31, 2017, are consistent with those applied and disclosed in Note 2 of the Company’s audited consolidated financial statements for the year ended January 31, 2017, except for the following, which was not applicable at January 31, 2017:

a)	Valuation of royalty receivable

The Company’s determination of the fair value of its royalty receivable represents management’s best estimate of the present value of the future cash inflows to be received over the life of the royalty. The estimate reflects future minimum payments to be received, inflation, and assumptions of risks associated with future cash inflows, as well as likelihood of future royalty revenues to be received. Changes in the above factors can result in a change to the royalty receivable recognized by the Company.

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

2. BASIS OF PRESENTATION (continued)

Basis of Consolidation

The Condensed Consolidated Interim Financial Statements include the accounts of the Company and its US subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations
Coral Resources, Inc.	100%	Nevada, USA	Exploration Company
Coral Energy Corporation	100%	California, USA	Holding Company
Marcus Corporation	98.49%	Nevada, USA	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions are eliminated in preparing the Condensed Consolidated Interim Financial Statements.

3. SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except for the accounting policies which have changed as a result of the adoption of new and revised standards and interpretations which are effective February 1, 2017. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s January 31, 2017 annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

New accounting standards adopted by the Company

There were no new or revised accounting standards applicable to the Company scheduled for mandatory adoption on February 1, 2017, and thus no standards were adopted in the current year.

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in accounting standards not yet effective

The Company has not early adopted any amendment, standard, or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued but not yet effective as of October 31, 2017:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard may have on its consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard may have on its consolidated financial statements.

IFRS 7 – Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

4. DISPOSITION OF EXPLORATION AND EVALUATION ASSETS

On June 8, 2017, the Company announced that it has closed the previously announced purchase and sale agreement (the “Agreement”) with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick. The Robertson Property sold to Barrick includes four contiguous claim groups known as the Core, Gold Ridge, Excluded, and the RUF mining claims, but does not include the portions of mining claims known as the Norma, Sass, Eagle, and JDN, which will remain owned by the Company.

The sale consideration is as follows:

•	Payment to the Company of US$15.75 million (approximately Cdn $21.27 million based on the closing exchange rate) in cash;

•	The return of 4,150,000 common shares of the Company held by Barrick (which represent approximately 8.5% of Coral’s basic common shares outstanding as of June 8, 2017) for cancellation by the Company; and

•	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party. See Note 7 for further details relating to the NSR.

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

Pursuant to the Agreement, as amended, and due to the delay in closing, in the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to the Company of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR.

Barrick will also assume liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

As a result of the transaction, the Company recorded a gain of $6,045,947, net of transaction costs, which has been included in Other Items on the Condensed Consolidated Interim Statements of Operations.

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

5. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf and Norma Sass Claims	Other	Total
Balance, January 31, 2016	$19,092,549	$99,801	$3	$19,192,353

Exploration costs during 2017:
Consulting	37,440	25,237	-	62,677
Lease payments	31,775	-	-	31,775
Taxes, licenses and permits	7,832	22,206	-	30,038
Mapping	332	-	-	332
Change in reclamation estimate	(58,817)	-	-	(58,817)
Balance, January 31, 2017	$19,111,111	$147,244	$3	$19,258,358

Royalty fee	-	17,692	-	17,692

Exploration costs during the period:
Consulting	25,897	-	-	25,897
Lease payments	5,204	-	-	5,204
Taxes, licenses and permits	7,178	27,078	-	34,256
Proceeds from sale of mineral property	(19,149,390)	-	-	(19,149,390)
Balance, October 31, 2017	$-	$192,014	$3	$192,017

The Company has certain interests in 110 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and on which certain leases provide for advanced royalty payments.

a)	Norma Sass Property – 100% interest

The Company holds a 100% interest in the 38 Norma Sass mining claims located in Lander County, Nevada.

b)	JDN Hilltop Crest – 100% interest

The Company holds a 100% interest in 27 claims in the Hilltop District, Lander County, Nevada.

c)	Eagle Claims – 100% interest

The Company holds a 100% interest in 45 claims in the Eagle Claims situated in the Shoshone Range, Lander County, Nevada.

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

5. EXPLORATION AND EVALUATION ASSETS (continued)

Realization of Exploration and Evaluation Assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s long-term assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards can be substantial if an ore body is discovered, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Exploration and Evaluation Assets Interests

Although the Company has taken steps to verify the title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material, and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than the amount presented and disclosed as a reclamation provision in these Condensed Consolidated Interim Financial Statements.

Environmental legislation is becoming increasingly stringent, and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

6. PROPERTY AND EQUIPMENT

	Land	Buildings	Vehicles	Computer Hardware	Equipment	TOTAL
COST	$	$	$	$	$	$
Balance at January 31, 2016	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at January 31, 2017	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at October 31, 2017	84,127	18,708	6,920	5,926	3,459	119,140

ACCUMULATED DEPRECIATION
Balance at January 31, 2016	-	9,822	6,920	5,559	2,143	24,444
Depreciation	-	1,872	-	73	263	2,208
Balance at January 31, 2017	-	11,694	6,920	5,632	2,406	26,652
Depreciation	-	1,402	-	44	157	1,603
Balance at October 31, 2017	-	13,096	6,920	5,676	2,563	28,255

CARRYING VALUE
At January 31, 2017	84,127	7,014	-	294	1,053	92,488
At October 31, 2017	84,127	5,612	-	250	896	90,885

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

7. ROYALTY RECEIVABLE

On June 8, 2017, the Company announced that it has closed the previously announced purchase and sale agreement (the “Agreement”) with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick (see Note 4 for full transaction details).

As part of the consideration, The Company received a sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party.

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

Pursuant to the Agreement, as amended, and due to the delay in closing, in the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to the Company of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR.

The value of the royalty receivable was calculated using these advance royalty payments, with the entire value of the royalty receivable being attributable to these payments. In order to determine the fair value of the royalty receivable, an interest rate of 5.04% was used.

A reconciliation of the royalty receivable balance at October 31, 2017, is as follows:

	October 31, 2017	January 31, 2017

Beginning balance	$-	$-
Royalty acquisition	3,699,916	-
Finance income	72,058	-
Change in foreign exchange rate	(104,131)	-
	$3,667,843	$-

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

8. INVESTMENTS

At October 31, 2017, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	60,000	$3,174	$15,726	$18,900
VBI Vaccines Inc.	8,000	16,927	17,073	34,000
Great Thunder Gold Corp.	17,291	1,296	(690)	606

		$21,397	$32,109	$53,506

At January 31, 2017, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	220,000	$11,637	$65,363	$77,000
VBI Vaccines Inc.	11,000	23,274	32,056	55,330
Great Thunder Gold Corp.	17,291	1,297	(432)	865

		$36,208	$96,987	$133,195

During the nine months ended October 31, 2017, the Company recorded an unrealized loss of $64,878 (2016 – gain of $47,756) on investments, representing the change in fair value during the period.

During the nine months ended October 31, 2017, the Company sold 160,000 (2016 - Nil) shares of Levon Resources Ltd. for gross proceeds of $79,070 (2016 - $Nil) and 3,000 (2016 - Nil) shares of VBI Vaccines Inc. for gross proceeds of $23,061 (2016 - $Nil). As a result, the Company recorded a gain on sale of investments of $87,320 for the nine months ended October 31, 2017.

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

9. RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed.

In the past, the Company held reclamation deposits to cover the reclamation bonds. However, the cash was deemed to be more useful in working on the Company’s mineral properties that alternative bonds were arranged. As at October 31, 2017, the total reclamation deposits were $Nil (US$Nil) (January 31, 2017 - $83,277 (US$64,000)).

10. SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

On June 26, 2017, the Company announced that the TSX Venture Exchange (”TSX-V”) has accepted the Company’s Notice for its normal course issuer bid (the “Bid”).

Pursuant to the Bid, the Company may purchase up to 3,844,000 common shares up until June 26, 2018, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates).

During the nine months ended October 31, 2017, the Company purchased 575,000 common shares and cancelled 385,000 common shares pursuant to the normal course issuer bid.

b)	Issued during the nine months ended October 31, 2017, and the year ended January 31, 2017

During the nine months ended October 31, 2017, and pursuant to the closing of the transaction with Barrick, 4,150,000 common shares of the Company were returned and cancelled.

During the nine months ended October 31, 2017, the Company issued 510,000 common shares upon the exercise of 510,000 stock options for gross proceeds of $150,600.

During the nine months ended October 31, 2017, the Company issued 2,490,000 common shares upon the exercise of 2,490,000 warrants for gross proceeds of $253,500.

During the year ended January 31, 2017, the Company issued 25,000 common shares upon the exercise of 25,000 stock options for gross proceeds of $6,000.

During the year ended January 31, 2017, the Company issued 1,000,000 common shares upon the exercise of 1,000,000 warrants at an exercise price of $0.10 for gross proceeds of $100,000.

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

10. SHARE CAPITAL (continued)

c)	Share purchase warrants and compensation options

A summary of the share purchase warrants and compensation options issued, exercised and expired during the periods ended October 31, 2017, and January 31, 2017, is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 31, 2016	8,649,500	$0.12
Exercised	(1,000,000)	$0.10
Balance, January 31, 2017	7,649,500	$0.12
Exercised	(2,490,000)	$0.10
Expired	(200,000)	$0.10
Balance, October 31, 2017	4,959,500	$0.14

	Exercise	Warrants Outstanding and Exercisable
Expiry Date	Price per Share	October 31, 2017	January 31, 2017

September 10, 2017	$0.10	-	2,500,000
July 17, 2018	$0.15	3,559,500	3,649,500
January 14, 2018	$0.10	1,400,000	1,500,000
		4,959,500	7,649,500

d)	Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees, and consultants. Under the terms of the option plan, options issued will not exceed 10% (January 31, 2017 - 10%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

For the periods ended October 31, 2017, and January 31, 2017, stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, January 31, 2016	3,170,000	$0.28
Exercised	(25,000)	$0.24
Balance, January 31, 2017	3,145,000	$0.28
Granted	1,775,000	$0.355
Exercised	(510,000)	$0.30
Expired	(900,000)	$0.39
Balance, October 31, 2017	3,440,000	$0.29

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

10. SHARE CAPITAL (continued)

d)	Stock options (continued)

A summary of stock options outstanding as at October 31, 2017, is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Expiry Date
1,165,000	$0.240	1.37	March 14, 2019
25,000	$0.355	1.69	July 10, 2019
100,000	$0.125	2.93	October 6, 2020
100,000	$0.150	2.93	October 6, 2020
100,000	$0.175	2.93	October 6, 2020
100,000	$0.200	2.93	October 6, 2020
100,000	$0.225	2.93	October 6, 2020
1,750,000	$0.355	4.68	July 5, 2022
3,440,000	$0.290	3.28

As at October 31, 2017, 3,440,000 options were exercisable at a weighted-average exercise price of $0.290.

The weighted average remaining contractual life of stock options outstanding and exercisable as at October 31, 2017, is 3.28 years.

11. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)	Key management compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers for the three and nine months ended October 31, 2017 and 2016, was as follows:

	Three months ended October 31,		Nine months ended October 31,
	2017	2016	2017	2016

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$33,750	$12,081	$166,825	$48,901
Other members of key management	9,031	8,812	26,162	25,999

Share-based payments
Members of the Board of Directors	-	-	400,000	-
Other members of key management	-	-	72,000	-
	$42,781	$20,893	$664,987	$74,900

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

11. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies with directors or officers in common. At October 31, 2017, and January 31, 2017, the following amounts are payable to related parties:

	October 31, 2017	January 31, 2017
Directors	$18,000	$88,500
Oniva International Services Corp.	15,534	19,654
Sampson Engineering Inc.	-	918
Intermark Capital Corp.	-	5,250
	$33,534	$114,322

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 13. The transactions with Oniva during the three and nine months ended October 31, 2017 and 2016, are summarized below:

	Three months ended October 31,		Nine months ended October 31,
	2017	2016	2017	2016
Salaries and benefits	$19,971	$24,443	$75,736	$67,827
Office and miscellaneous	28,502	10,245	59,806	29,225
	$48,473	$34,688	$135,542	$97,052

Salaries and benefits above for the three and nine months ended October 31, 2017, includes $9,031 and $26,162 (2016 - $8,812 and $25,999), respectively, for key management personnel compensation that has been included in (a) above.

12. RECLAMATION PROVISION

The Company’s reclamation provision relates to the reclamation work required by the Bureau of Land Management, Nevada, to be performed on the Robertson Property.

Due to the sale of the Robertson Property, management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be $Nil (US$Nil) (January 31, 2017 - $588,366 (US$452,172)). The risk-free rate of 3% (January 31, 2017 – 3%) was used to calculate the present value of the reclamation provision.

A reconciliation of the reclamation provision is as follows:

	October 31, 2017	January 31, 2017

Beginning balance	$559,257	$645,153
Unwinding of discount	6,833	18,240
Change in estimates	(543,164)	(58,141)
Change in foreign exchange rate	(22,926)	(45,995)
	$-	$559,257

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

13. COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month’s notice by either party. Transactions and balances with Oniva are disclosed in Note 11.

14. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents, royalty receivable and reclamation deposits, as the majority of the amounts are held with one Canadian and US financial institution, as well as a single multinational corporation. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	October 31, 2017	January 31, 2017

Cash held at major financial institutions
Canada – cash	$2,106,935	$15,260
US – cash	16,940,583	39,587
	19,047,518	54,847

Royalty receivable	3,667,843
Reclamation deposits held at major financial institutions	-	83,277

Total cash, royalty receivable and reclamation deposits	$22,715,361	$138,124

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

14. FINANCIAL INSTRUMENTS (continued)

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had working capital of $19,050,314 at October 31, 2017 (January 31, 2017 – working capital deficiency of $117,528). The Company has cash at October 31, 2017 in the amount of $19,022,887 (January 31, 2017 - $54,847) in order to meet short-term business requirements. Of this amount, $1,862,924 has been set aside for the purchases of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

At October 31, 2017, the Company had current liabilities of $95,682 (January 31, 2017 - $191,245). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

Due to the recent transaction with Barrick Gold, the Company is in a strong position to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2018, and explore new opportunities.

c)	Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, and the reclamation deposits have been liquidated during the nine months ended October 31, 2017, the Company is not exposed to significant interest rate price risk as at October 31, 2017, and January 31, 2017.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

14. FINANCIAL INSTRUMENTS (continued)

c)	Market risk (continued)

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, royalty receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

	October 31, 2017		January 31, 2017

Cash	US$	13,139,365	US$	30,424
Other amounts receivable		-		181
Reclamation bonds		-		64,000
Royalty receivable		2,844,833		-
Accounts payable		(21)		(15,369)

Net exposure	US$	15,984,177	US$	79,326

Canadian dollar equivalent		$20,608,399		$103,101

Based on the net Canadian dollar denominated asset and liability exposures as at October 31, 2017, a 10% (January 31, 2017 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net loss and comprehensive loss by approximately $2,060,840 (January 31, 2017 - $10,310). The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts, and is currently reviewing a strategy to mitigate this risk, given the recent transaction with Barrick Gold, which provided the Company with significant financial instruments denominated in a foreign currency.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

d)	Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

14. FINANCIAL INSTRUMENTS (continued)

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at October 31, 2017:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$19,047,518	$-	$-
Royalty receivable	-	3,667,843	-
Investments in marketable securities	53,506	-	-
	$19,101,024	$3,667,843	$-

15. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the nine months ended October 31, 2017.

16. ADDITIONAL CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	October 31, 2017	October 31, 2016
Other amounts receivable	$(51,504)	$(6,513)
Prepaid expenses	(28,104)	(51,579)
Accounts payable and accrued liabilities	(14,775)	(8,885)
Amounts payable to related parties	(79,870)	6,518
	$(174,253)	$(60,459)

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CORAL GOLD RESOURCES LTD. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended October 31, 2017 and 2016 (Expressed in Canadian dollars) (Unaudited)

17. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the nine months ended October 31, 2017, and year ended January 31, 2017.

The Company has non-current assets in the following geographic locations:

	October 31, 2017	January 31, 2017

Canada	$54,655	$134,544
USA	3,949,596	19,432,774
	$4,004,251	$19,567,318

18. SUBSEQUENT EVENTS

Share Capital

Subsequent to October 31, 2017, the Company purchased 262,000, and cancelled 403,000 common shares pursuant to the normal course issuer bid.

Subsequent to October 31, 2017, 40,000 stock options were cancelled.

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